                           December 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Prudential World Fund, Inc.
(File No. 811-03981 (the “Fund”)
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on December 15, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Prospectus for Dryden International Equity Fund:

Comment:  Class X shares are identified as a Fund share class in the prospectus, but only Class “New X” is identified for the Fund in the share class data appearing on EDGAR.

Response:  Class X and Class New X are the same share class.  In the prospectus, to avoid confusion, Class New X appears as Class X throughout the document.  We will revise the prospectus to clarify that Class X is a defined term / shorthand for Class New X.

Comment:  In the Summary Section, in the discussion of Principal Risks, “geographic concentration risk” is identified as a principal Fund risk. Please explain how geographic concentration risk is reconciled with the Fund’s international or global focus.

Response:  We believe that, due to the Fund’s international or global focus, geographic concentration risk is present since the Fund may concentrate a significant portion of its investments in a single country, region or area of the world.

Comment:  In the Summary Section, in the discussion entitled “Buying and Selling Fund Shares,” the introductory paragraph which precedes the table of minimum purchase requirements is not explicitly permitted under Form N-1A.

Response:  The introductory paragraph has been removed.  The discussion now begins with the table of minimum purchase requirements.

Comment:  In the Summary Section, in the discussion entitled “Buying and Selling Fund Shares,” the closing paragraph which follows the table of minimum purchase requirements includes information pertaining to account opening procedures, which is not explicitly permitted under Form N-1A.

Response:  The information detailing the account opening process has been deleted.

Comment:  In the section entitled “How the Fund Invests,” the bulleted list of criteria for classifying a company as a foreign company should include disclosure explaining that adherence to the criteria may result in certain companies not qualifying as foreign companies that otherwise might have so qualified.

Response:  The requested disclosure has been included.

Comment:  In the section entitled “How the Fund Invests—Other Investments and Strategies,” the discussion of derivative strategies includes a reference to indexed and inverse floating rate securities.  If tender option bonds would be included in this reference, please include appropriate disclosure explaining tender option bonds.

Response:  Tender option bonds would not be included in this discussion.

Comment:  In the section entitled “How the Fund Invests—Other Investments and Strategies,” the discussion of the use of temporary defensive investments should include a statement that the use of temporary defensive investments is not consistent with the Fund’s investment objective.

Response:  The requested disclosure has been added.

Comment:  If the Fund’s investments in other investment companies exceeds the minimum for disclosure in the fee/expense table, please so indicate in a separate line in the fee/expense table.

Response:  The Fund’s investments in other investment companies do not exceed the minimum threshold for inclusion in the Fund’s fee/expense table, and as a result, is not separately identified in the fee/expense table.

Comment:  The Fund’s Investment Company Act number did not appear on the EDGAR submission, as required under the rules.

Response:  The Fund’s Investment Company Act number appears at the bottom of the back cover of the prospectus, and we have confirmed that the number did appear in the EDGAR submission.

Prospectus for Dryden International Value Fund:

Comment:  In the Summary Section, in the section entitled “Fund Fees and Expenses,” the footnote disclosing the terms of the contractual fee waiver should include an explanation of the circumstances under which the waiver may be terminated, when it can be terminated, and the circumstances under which it may be renewed, and how this decision is made.

Response:  The requested additional disclosure has been added to the footnote.

Prospectus for Jennison Infrastructure Fund:

Comment:  In the Summary Section, the disclosure indicates that the Fund has not yet commenced investment operations.  Because this prospectus became effective over a year ago, it would be the view that a new submission under Rule 485(a) would be required before the Fund would have a valid prospectus.

Response:  In light of the comment, the prospectus will be deleted from the Rule 485(b) filing for Prudential World Fund, Inc.  If and when a decision is made to commence investment operations for the Fund, we will prepare and file a post-effective amendment under Rule 485(a).

Statement of Additional Information (SAI):

Comment:  In the SAI, the discussion of investments in other investment companies does not indicate whether or not hedge funds are included.  If the Fund may or does invest in hedge funds, please revise the disclosure accordingly.

Response:  The discussion is not intended to include or refer to hedge funds, and therefore, the disclosure / discussion has not been revised.

Comment:  In the SAI, the recitation of investment restrictions for Jennison Infrastructure Fund includes a restriction which says that the Fund will not invest 25% or more of its assets in the securities of issuers in the same industry, but goes on to say that the Fund will not concentrate in a single industry, although “the Fund may invest more than 25% of its total assets in the infrastructure group of industries.”  Please explain this, as it seems inconsistent.

Response:  As discussed during our conversation, in light of the fact that the Jennison Infrastructure Fund has not commenced investment operations since it became effective, we are withdrawing the registration as it pertains to this fund.

Comment:  In the SAI, the disclosure pertaining to subadvisory fees, subadvisory fee rates, and subadvisory fees paid should include an explanation of the method, frequency and timing of the calculation and payment of subadvisory fees to the subadvisers.

Response:  The requested explanation has been added.

Comment:  In the SAI, the portfolio manager compensation discussions should include specific discussion pertaining to the use of benchmarks, including an identification of the specific benchmarks and the applicable time period(s), if benchmarks are utilized in some fashion for determining portfolio manager compensation.

Response:  After further review, we believe that the existing discussion /disclosure fairly discloses the nature and basis upon which portfolio manager compensation is determined.

Comment:  In the SAI, the explanation of the use of fair valuation for portfolio securities should include an explanation / discussion of the effects of fair valuing securities.

Response:  The fair valuation discussion has been revised accordingly.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)